 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Chief Medical Officer

On September 19, 2024, Dr. Anke Post, MD PhD was appointed to the role of Chief Medical Officer (CMO) and to the Executive Committee of AC Immune SA.

Dr. Post brings with her extensive experience of neuroscience and drug development gained across the pharmaceutical, biotech and medtech industries since 2005. In this regard, Dr. Post served as Head of Translational Medicine Neurology section at Roche from January 2017 to November 2019. Preceding her role at Roche, Dr. Post served as a Senior Medical Director at Eli Lilly & Co. where she was responsible for early clinical development programs for psychiatric indications and neurodegenerative diseases and as the medical lead and Global Program Director for multiple clinical programs in the neuroscience franchise at Novartis.

Dr. Post most recently served as CMO at GeNeuro SA (Geneva, Switzerland) from January 2024 to September 2024. She previously headed clinical development programs, including gene therapy activities, in the fields of Huntington’s disease, Fabry disease, Epilepsy and ALS in her role as Senior Vice President at UniQure NV from July 2022 to December 2023. From December 2020 to June 2022, she served as CMO at FeetMe SAS, and from December 2019 to December 2020, she served as Head of Clinical Development in Neurosciences at Idorsia Pharmaceutical Ltd.

Dr. Post studied medicine at universities in Berlin, Vienna and Muenster, earning her M.D. from the University of Muenster, Germany in 1995. She completed her residency and fellowship training in Psychiatry, Psychotherapy and Neurology at the Max Planck Institute of Psychiatry in Munich where she obtained her specialization degree in 2002. Her habilitation degree was awarded by the Ludwig Maximilian University in Munich in 2004.

Dr. Nuno Mendonça, MD, the current CMO, will leave the Company in September 2024 to pursue other professional opportunities. We thank him for his contributions and wish him every success.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655, 333-255576 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: September 19, 2024